EXHIBIT 12

Oppenheimer Holdings Inc.

Computation of Ratio of Earnings to Fixed Charges(1)

Expressed in thousands of dollars.	2008	2009	2010	2011	2012
Profit (Loss) Before Income Taxes	$(36,566)	$37,067	$67,991	$17,848	$(527)
Add Fixed Charges:
Interest Expense(2)	39,137	21,429	25,750	38,026	35,086
Amortization of Debt Issuance Costs	1,227	1,164	643	986	639
Appropriate Portion of Rentals Representative of the Interest Factor(3)	15,687	16,853	16,793	16,994	17,075

Total Fixed Charges	$56,051	$39,446	$43,186	$56,006	$52,800
Earnings	$19,485	$76,513	$111,177	$73,854	$52,273
Ratio of Earnings to Fixed Charges(4)	—	1.9	2.6	1.3	—

Notes:

(1)	The ratio of earnings to fixed charges is computed by dividing earnings, which is the sum of profit (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.
(2)	In addition to interest expense on long-term debt, also includes interest expenses on short-term borrowings including bank call loans, securities lending, and repurchase agreements which generally have a corresponding asset that generates interest income that substantially offsets or exceeds the aforementioned interest expense.
(3)	The percent of rent included in the computation is a reasonable approximation of the interest factor.
(4)	Due to the Company’s pre-tax loss in the years ended December 31, 2008 and December 31, 2012 the ratio coverage was less than 1:1 in these periods. The Company would have needed to generate additional earnings of $36.6 million and $527,000 in 2008 and 2012, respectively to achieve a coverage of 1:1